SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 14)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

PENWEST PHARMACEUTICALS CO.
(Name of Issuer)

Common Stock, Par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Joseph Edelman, 499 Park Avenue, 25th Floor, New York, NY 10022, (646) 205-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 9, 2010
(Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709754105	13D/A	Page 2 of 7 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) PERCEPTIVE ADVISORS LLC
2.	check the appropriate box if a group* (a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO (Funds from Investment Advisory Clients).
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	citizenship or place of organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power
	8.	shared voting power	6,476,446
	9.	sole dispositive power
	10.	shared dispositive power	6,476,446
11.	aggregate amount beneficially owned by each reporting person 6,476,446
12.	check box if the aggregate amount in row (11) excludes certain shares * ☐
13.	percent of class represented by amount in row 11 20.35%
14.	type of reporting person* IA

CUSIP No. 709754105	13D/A	Page 3 of 7 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) JOSEPH EDELMAN
2.	check the appropriate box if a group* (a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	citizenship or place of organization UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power	0
	8.	shared voting power	6,476,446
	9.	sole dispositive power	0
	10.	shared dispositive power	6,476,446
11.	aggregate amount beneficially owned by each reporting person 6,476,446
12.	check box if the aggregate amount in row (11) excludes certain shares * ☐
13.	percent of class represented by amount in row 11 20.35%
14.	type of reporting person* IN

CUSIP No. 709754105	13D/A	Page 4 of 7 Pages

Explanatory Note: This Amendment No. 14 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Perceptive Advisors LLC, a Delaware limited liability company (the “Investment Manager”) and Joseph Edelman, the managing member of the Investment Manager (each, a Reporting Person and, collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on July 17, 2008 and amended on July 18, 2008, October 23, 2008, November 21, 2008, December 19, 2008, January 12, 2009, March 3, 2009, March 12, 2009, March 30, 2009, April 28, 2009, June 22, 2009, February 5, 2010, May 28, 2010 and July 1, 2010 (as so amended, the “Statement”), with respect to the common stock, par value $0.001 (the “Common Stock”) of Penwest Pharmaceuticals Co., a Washington corporation (the “Issuer”).

Items 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 4.   Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

On August 9, 2010, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”), dated as of August 9, 2010, with Endo Pharmaceuticals Holdings Inc. (“Parent”) and West Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub shall make a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock for a price of $5.00 per share and, following the completion of the Offer, Merger Sub shall merge with and into the Issuer (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.  The descriptions of the Offer, the Merger and the Merger Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 13 hereto.

Concurrently with the execution and delivery of the Merger Agreement, Perceptive Life Sciences Master Fund Ltd. (the “Shareholder”) entered into a Shareholder Tender Agreement with Parent and Merger Sub, dated August 9, 2010 (the “Shareholder Agreement”).  Pursuant to, and subject to the terms of, the Shareholder Agreement, the Shareholder agreed, with respect to the 6,476,446 shares of Common Stock and warrants to purchase 925,000 shares of Common Stock beneficially owned by it (collectively, with any additional shares of Common Stock acquired at any time in the future during the term of the Shareholder Agreement by the Shareholder, the “Shares”) (i) to tender the Shares, or cause their Shares to be irrevocably tendered, into the Offer promptly following, and in any event no later than the fifth business day following the commencement of the Offer pursuant to the terms of the Offer, (ii) to not withdraw any of the Shares after such tender unless and until (a) the Offer shall have been terminated in accordance with the terms of the Merger Agreement or the Merger Agreement is terminated in accordance with its terms or (b) the Shareholder Agreement shall have been terminated in accordance with its terms,  and (iii) to waive any rights of appraisal or rights to dissent from the Merger and not to assert any such rights of appraisal or dissent.

CUSIP No. 709754105	13D/A	Page 5 of 7 Pages

Pursuant to the Shareholder Agreement, the Shareholder also agreed not to (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose of, enter into any derivative arrangement with respect to, create or suffer to exist any encumbrances on or consent to any of the foregoing, any or all of the Shares or any right or interest therein (“Transfer”), (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer of Shares, (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares with respect to any matter that is inconsistent with the transactions contemplated by the Merger Agreement or the provisions thereof, (iv) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Shares, (v) take any other action that would restrict, limit, or interfere with the performance of such Shareholder’s obligations under the Shareholder Agreement or the transaction contemplated thereby, or (vi) become a member of a “group” (as defined in Section 13(d) of the Securities Exchange Act) with respect to any shares of Common Stock or other equity securities of the Issuer for the purpose of opposing or competing with or taking any actions inconsistent with the transactions contemplated by the Merger Agreement.

In addition, pursuant to the Shareholder Agreement, the Shareholder granted Parent and any designee thereof, proxy and attorney-in-fact (with full power of substitution) to attend any meeting of the Shareholder of the Issuer on behalf of  the Shareholder, to include any Shares in any computation for purposes of establishing a quorum at any meeting of shareholders of the Issuer, and to vote all Shares beneficially owned or controlled by such Shareholder (the “Vote Shares”), or to grant a consent or approval in respect of the Vote Shares, in connection with any meeting of the shareholders of the Issuer or any action by written consent of shareholders of the Issuer (i) in favor of the Merger or any other transaction pursuant to which Parent proposes to acquire the Issuer, whether by tender offer or merger, in which shareholders of the Issuer would receive aggregate consideration per share of Issuer’s Common Stock equal or greater than the consideration to be received by the shareholders in the Offer and the Merger and/or (ii) against (a) any action or agreement which would in any material respect impede, interfere with or prevent the Offer or the Merger, (b) any Company Takeover Proposal (as defined in the Merger Agreement) and any action in furtherance of any Company Takeover Proposal and (c) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Shareholder under the Shareholder Agreement.  The Shareholder further agreed not to take actions to (i) solicit, initiate or encourage, or take any other action designed to facilitate any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any third party information that constitutes or would reasonably be expected to lead to any Company Takeover Proposal.

The Shareholder Agreement terminates upon the earliest to occur of (i) termination of the Merger Agreement in accordance with its terms or termination or withdrawal of the Offer by Merger Sub, (ii) any extension of the closing of the Offer beyond the Outside Date (as defined in the Merger Agreement), (iii) the final expiration of the Offer pursuant to the Merger Agreement, with or without acceptance of the tender of the Shares, (iv) the Effective Time of the Merger (as defined in the Merger Agreement) or (v) the mutual written consent of Parent and the Shareholder.

CUSIP No. 709754105	13D/A	Page 6 of 7 Pages

The description of the Shareholder Agreement set forth herein is qualified in its entirety by a reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 14 hereto.

ITEM 5.    Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended to add the following:

The description of the Shareholder Agreement set forth in Item 4 of this Amendment No. 14 is hereby incorporated by reference in its entirety.  Endo Pharmaceuticals Holdings Inc. is a corporation incorporated under the laws of the state of Delaware.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

The descriptions of the Merger Agreement and the Shareholder Agreement set forth in Item 4 of this Amendment No. 14 are hereby incorporated by reference in their entirety.

ITEM 7.    Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following:

    Exhibit 13: Agreement and Plan of Merger by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation, West Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent and Penwest Pharmaceuticals Co. (Filed herewith)

    Exhibit 14: Shareholder Tender Agreement by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation, West Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent and Perceptive Life Sciences Master Fund Ltd. (Filed herewith)

CUSIP No. 709754105	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2010
Date

PERCEPTIVE ADVISORS LLC

/s/ Joseph Edelman
Signature

Joseph Edelman/Managing Member
Name/Title

August 10, 2010
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

EXHIBIT INDEX

Exhibit 13:
Agreement and Plan of Merger by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation, West Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent and Penwest Pharmaceuticals Co.

Exhibit 14:
Shareholder Tender Agreement by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation, West Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent and Perceptive Life Sciences Master Fund Ltd.